UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934*

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

 (Name of Issuer)

American Depositary Shares, each representing ten Series B Shares

 (Title of Class of Securities)

40051E202

(CUSIP Number)

Ligia C. González Lozano, Esq.
General Counsel
Grupo ADO, S.A. de C.V.
Av. Ignacio Zaragoza No. 200, First Floor, Edif. B
C.P. 15390 México D.F.
Telephone: + (52 55) 5133-2500

With a copy to:

Juan Francisco Mendez, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
 Telephone: (212) 455-2000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 November 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40051E202

1	NAMES OF REPORTING PERSONS Grupo ADO, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,918,290
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 36,918,290
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,918,290
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.31%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 40051E202

1	NAMES OF REPORTING PERSONS Remer Soluciones a la Inversión, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,918,290
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 36,918,290
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,918,290
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.31%
14	TYPE OF REPORTING PERSON (see instructions) CO

Amendment No. 3 to Schedule 13D

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to American Depositary Shares, each representing ten Series B shares, without par value (the “Series B Shares”), of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (the “Issuer”), a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, and amends the initial statement on Schedule 13D, dated January 3, 2012 (the “Initial Statement”), the Amendment No. 1 to Schedule 13D, dated January 13, 2012, and the Amendment No. 2 to Schedule 13D, dated March 12, 2012 (together with the Initial Statement, the “Amended Schedule 13D”), filed by Grupo ADO, S.A. de C.V. (“ADO”) and Corporativo Galajafe, S.A. de C.V. (“Corporativo Galajafe”), each a corporation (sociedad anónima de capital variable) organized under the laws of Mexico.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Amended Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended by (i) replacing the first paragraph thereof with the following first paragraph, and (ii) by replacing the sixth, seventh, eigth and ninth paragraphs thereof with the following second, third, fourth and fifth paragraphs:

This Schedule 13D is being jointly filed by ADO and Remer Soluciones a la Inversión, S.A. de C.V., a corporation (sociedad anónima de capital variable) organized under the laws of Mexico (“Remer Soluciones” and, together with ADO, the “Reporting Persons”), by virtue of the acquisition of the beneficial ownership of the Issuer’s Series B Shares as described in item 4 of Schedule 13D. The acquisition was completed on January 4, 2012. ADO owns 99% of the total capital stock of Remer Soluciones, which owns 36,918,290 Series B Shares, representing 12.31% of the outstanding Series B Shares of the Issuer. In addition, Remer Soluciones owns 49% of the outstanding shares of Inversiones y Técnicas Aeroportuarias, S.A. de C.V. (“ITA”), which owns all of the Series BB Shares of the Issuer, representing, upon conversion, 7.65% of the outstanding Series B Shares of the Issuer. On November 11, 2013, Corporativo Galajafe, the total capital stock of which was 99% owned by ADO and which was the owner of such Series B Shares and Series BB Shares of the Issuer, merged into Remer Soluciones. The agreement between the Reporting Persons to jointly file this Amendment No. 3, and any further amendments to the Amended Schedule 13D, in accordance with Rule 13d-1(k) of the Securities and Exchange Act of 1934 is attached as Exhibit C.

The business address of Remer Soluciones is c/o Av. Ignacio Zaragoza No. 200, First Floor, Edif. B, Col. Siete de Julio, C.P. 15390 Mexico, D.F.

Remer Soluciones primarily serves as a holding company for the Series B Shares and for 49% of the outstanding shares of ITA.

Mr. Rogelio Rivas López, a citizen of Mexico, is the sole director of Remer Soluciones and the General Manager of ADO’s Corporate Accounting Division since 1976 (the “Remer Related Person”). The business address of the Remer Related Person is c/o Av. Ignacio Zaragoza No. 200, First Floor, Edif. B, Col. Siete de Julio, C.P. 15390 Mexico, D.F.

During the last five years, neither Remer Soluciones nor, to the knowledge of the Reporting Persons, the Remer Related Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Item 4 is incorporated herein by reference in this Item 5.

(a) –(b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Grupo ADO, S.A. de C.V. (through Remer Soluciones a la Inversión, S.A. de C.V.)	36,918,290 (1)	12.31%(2)	36,918,290	0	36,918,290	0
Remer Soluciones a la Inversión, S.A. de C.V.	36,918,290 (1)	12.31%(2)	36,918,290	0	36,918,290	0

(1)
The Reporting Persons may be deemed, for U.S. federal securities law purposes, to be the beneficial owners of 36,918,290 Series B Shares from those acquired pursuant to the Stock Purchase Agreement.  The Reporting Persons, however, are not for U.S. federal securities law purposes, the beneficial owners of the 22,950,000 Series BB Shares which are the subject of the ITA Side Letter and the Reporting Persons disclaim beneficial ownership of all such Series BB Shares. The Series BB Shares may be converted by ITA, with the unanimous approval of its shareholders, into Series B Shares at any time at the ratio of one Series BB Share for one Series B Share. Consequently, the total amount of Series B Shares deemed to be beneficially owned by the Reporting Persons include the amount of Series B Shares acquired pursuant to the Stock Purchase Agreement, but not the number of Series B Shares into which the Series BB Shares are convertible, subject to the condition described above.

(2)	The Issuer has 277,050,000 Series B Shares outstanding, as reported by the Issuer in Item 7 of the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2012, filed on April 12, 2013.

(c)  No Reporting Person and, to the knowledge of the Reporting Persons, any of the Related Persons or the Remer Related Person, has engaged in any transaction during the past 60 days involving securities of the Issuer.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series B Shares of the Issuer referred to in this Item 5. With respect to the Series BB Shares, besides the Reporting Persons, the other shareholders of ITA have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series BB Shares of the Issuer.

(e) Not applicable.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended by replacing Exhibit C thereof with the following:

Exhibit C	Joint Filing Agreement, dated November 12, 2013, by and between Grupo ADO, S.A. de C.V., and Remer Soluciones a la Inversión, S.A. de C.V.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2013	Grupo ADO, S.A. de C.V. /s/ Ligia C. González Lozano Name: Ligia C. González Lozano Title: General Counsel

Date: November 12, 2013	Remer Soluciones a la Inversión, S.A. de C.V. /s/ Rogelio Rivas López Name: Rogelio Rivas López Title: Sole Director

EXHIBIT INDEX

Exhibit No.	Description
C	Joint Filing Agreement, dated November 12, 2013, by and between Grupo ADO, S.A. de C.V., and Remer Soluciones a la Inversión, S.A. de C.V.

EXHIBIT C
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D with respect to the securities of Grupo Aeroportuario del Sureste, S.A.B. de C.V. is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: November 12, 2013	Grupo ADO, S.A. de C.V. /s/ Ligia C. González Lozano Name: Ligia C. González Lozano Title: General Counsel

Date: November 12, 2013	Remer Soluciones a la Inversión, S.A. de C.V. /s/ Rogelio Rivas López Name: Rogelio Rivas López Title: Sole Director